Exhibit 99.1

Aphria Appoints Irwin D. Simon as Independent Chair of Board of Directors

Seasoned Executive and Entrepreneur Brings Substantial Public Company Operating and Brand Management Experience

LEAMINGTON, ON, Dec. 27, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it has appointed Irwin D. Simon as independent Chair of Aphria's Board of Directors, effective immediately. Vic Neufeld, the current Chair, will remain Aphria's Chief Executive Officer and a director on Aphria's Board. The appointment of an independent Chair advances the Company's governance best practices, with the Board now comprised of ten directors with a majority, or six directors, that are independent. Aphria remains committed to strong corporate governance and promoting a culture of integrity and ethical behaviour throughout the organization.

Mr. Simon founded The Hain Celestial Group, Inc. a leading organic and natural products company, in 1993.  As Founder, President, Chief Executive Officer and Chairman, Mr. Simon lead Hain Celestial for 25 years, growing the business to approximately US$3.0 billion in net sales including operations in North America, Europe, Asia and the Middle East.

"Irwin Simon is a dynamic leader and entrepreneur who understands the complexities and responsibilities of building a successful and competitive company," said Vic Neufeld, Chief Executive Officer at Aphria. "As we continue to focus on building an extremely dynamic, global cannabis company with tremendous opportunity for substantial shareholder value creation, Irwin's decades of operational and strategic experience in health and wellness and consumer packaged goods will be very valuable."

"I am pleased to join Aphria at this stage of the Company's rapid growth and at a time of tremendous innovation in the global cannabis industry," said Irwin D. Simon.  "I look forward to working with Aphria's management team as I believe there are several similarities to their business and the growth I experienced within the organic and natural products industry. At Aphria, our board of directors will advance its leadership position in the cannabis industry globally and continue to implement corporate governance best practices."

Mr. Simon currently serves as a Lead Director at MDC Partners Inc., a provider of marketing, activation and communications solutions and services. He also serves on the board of directors of Barnes & Noble, was previously an independent non-executive director of Yeo Hiap Seng Limited, a food and beverage company based in Singapore.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 17:00e 27-DEC-18